The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008

●	Semiconductor Manufacturing International Corporation (NYSE: SMI;
SEHK: 981) (“SMIC” or the “Company”), one of the leading
semiconductor foundries in the world, today announced its
consolidated results of operations for the three months ended
September 30, 2008.
●	Overall revenue increased to $375.9 million in 3Q08, up 9.6% from
2Q08. Specifically, advanced logic sales from 0.13 micron and 90 nanometer technology nodes have increased by 23.3% in 3Q08
quarter-on-quarter. Simplified average selling price (“ASP”)
increased by 2.1% from $853 in 2Q08 to $871 in 3Q08. Gross margin improved to 7.2% in 3Q08 compared to 6.1% in 2Q08. The Company reduced net loss to $30.3 million in 3Q08 as compared to the net loss of $45.6 million in 2Q08.
●	Set out below is a copy of the full text of the press release made by the Company on October 29, 2008 in relation to its results for the three months ended September 30, 2008.
●	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities
on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on October 29, 2008.

Set out below is a copy of the full text of the press release by the Company on October 29, 2008 in relation to its results for the three months ended September 30, 2008.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – October 29, 2008. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2008.

Third Quarter 2008 Financial Highlights:

•	Overall revenue increased to $375.9 million in 3Q08, up 9.6% from 2Q08. Specifically, advanced logic sales from 0.13 micron and 90 nanometer technology nodes have increased by 23.3% in 3Q08 quarter-on-quarter.

•	Simplified average selling price (“ASP”) increased by 2.1% from $853 in 2Q08 to $871 in 3Q08.

•	Gross margin improved to 7.2% in 3Q08 compared to 6.1% in 2Q08.

•	The Company reduced net loss to $30.3 million in 3Q08 as compared to the net loss of $45.6 million in 2Q08.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC remarked, “In terms of the third quarter performance, I am pleased to see a 9.6% quarter-over-quarter increase in the total revenue. The revenue growth is primarily due to higher logic demand as well as higher ASP from change in product mix. Our total logic wafer shipments in the third quarter increased 9.9% quarter-over-quarter and logic sales accounted for 87.4% of our total revenue in the third quarter. In terms of customers, revenue contribution from fabless customers increased by 10.5% quarter-over-quarter and 16.2% year-over-year. In terms of applications, we have experienced stronger sales in the communications sector, resulting in a 13.9% quarter-over-quarter increase in third quarter. In addition, sales in consumer applications also increased by 10.9% in the third quarter. DRAM as a percentage of our total revenue continued to decline to 2.4% in the third quarter. As a result of the depreciation and amortization expense of $198 million, we recorded a net loss of $30.3 million. Depreciation and amortization expense as a percentage of revenue decreased by 5% against the previous quarter. Moreover, starting 2009, the depreciation expense of our Shanghai 200mm facilities will drop to almost half within two years, which will further improve our bottom line. Our EBITDA margin improved from 42.5% in the second quarter to 45.5% in the third quarter.

During the third quarter, we continued to make progress in our key strategic initiatives. First, the conversion of DRAM capacity into logic is still on track with estimated completion by the end of this year. We expect that, once completed, our Beijing 300mm logic capacity at 2008 year-end will have increased more than 50% since the beginning of 2008.

In terms of our advanced technology node development, I am pleased to announce that SMIC has received all needed export licenses to enter into 32nm research and development in both logic and flash, starting January 1, 2009. In terms of our 65nm technology development, more than 20 products have already taped-out and are qualifying in different stages. Our 45nm collaboration with IBM is on schedule in accordance to plan, and we expect to qualify the technology and begin risk production in the second half of 2009.

We are pleased to see our Chinese customers making strong progress and advancing their technology nodes. Our China shipment quantity grew 28% in the third quarter, and our greater China revenue contributed to 31% of our overall revenue in the third quarter. As we have announced previously, as a result of technology collaboration with us, one of our Chinese customers successfully introduced the demodulator chip for China’s high-definition TV application. This was the first and the most comprehensive chip solution on the Chinese DTV market. In addition, another Chinese customer introduced mobile TV solutions based on the China Multimedia Mobile Broadcasting (CMMB) standard. CMMB was initiated by the Chinese government and now covers 37 cities. China has also recently begun building the infrastructure for the fully commercialized use of the TD-SCDMA network. Chinese customers are working together with SMIC to produce TD-SCDMA chips. TD-SCDMA has been under pilot testing and currently covers 10 cities in China, and is expected to expand to another 28 cities in the near future. Moving forward, we intend to continue to strengthen our geographical focus in domestic China by collaborating with local fabless design houses.

Under the current business environment, we are working hard to tightly control costs and intend to hold back any capacity expansion until we have clear visibility of end-customer demand. “

Conference Call / Webcast Announcement

Date: October 30, 2008
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2008 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 65nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm and a 300mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning estimated completion of our conversion of DRAM capacity into logic by the end of this year, percentage increase in our Beijing 300-mm logic capacity by the end of 2008, the expected timing for qualifying our technology and risk production in connection with our 45nm collaboration with IBM, the expected expansion of TD-SCDMA to another 28 cities in the near future, future collaborations with local fabless design houses, our intention to hold back on capacity expansion, our expectation for fourth quarter 2008 revenue, and statements under “Capex Summary” and “Fourth Quarter 2008 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the current global financial crisis, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 27, 2008, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross- complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to nonSMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on July 25, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held and granted part of a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Investor Contacts:

En-Ling Feng	Anne Wong Chen
+86-21-5080-2000 ext.16275	+86-21-5080-2000 ext.12804
Enling_Feng@smics.com	Anne_CAYW@smics.com

Summary of Third Quarter 2008 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q08	2Q08	QoQ	3Q07	YoY
Revenue	375,945	342,919	9.6%	391,398	-3.9%
Cost of sales	348,721	322,077	8.3%	349,148	-0.1%
Gross profit	27,224	20,842	30.6%	42,250	-35.6%
Operating expenses	40,451	60,750	-33.4%	62,435	-35.2%
Loss from operations	(13,227)	(39,908)	-66.9%	(20,185)	-34.5%
Other income expenses, net	(15,631)	(5,193)	201.0%	(4,342)	260.0%
Income tax expenses	(4,499)	(2,046)	119.9%	(966)	365.7%
Net loss after
income taxes	(33,357)	(47,147)	-29.2%	(25,493)	30.8%
Minority interest	3,094	1,603	93.0%	859	260.2%
Loss from equity investment	(26)	(85)	-69.4%	(919)	-97.2%
Loss attributable to holders of ordinary shares	(30,289)	(45,629)	-33.6%	(25,553)	18.5%

Gross margin	7.2%	6.1%		10.8%
Operating margin	-3.5%	-11.6%		-5.2%
Net loss per ordinary share — basic(1)	(0.0016)	(0.0025)		(0.0014)
Net loss per ADS – basic	(0.0814)	(0.1227)		(0.0690)
Net loss per ordinary share – diluted(1)	(0.0016)	(0.0025)		(0.0014)
Net loss per ADS – diluted	(0.0814)	(0.1227)		(0.0690)

Wafers shipped (in 8” wafers)(2)	431,660	402,114	7.3%	458,466	-5.8%

Capacity utilization	90.5%	92.2%		94.1%

Note:

(1)	Based on weighted average ordinary shares of 18,612 million (basic) and 18,612 million (diluted) in 3Q08, 18,589 million (basic) and 18,589 million (diluted) in 2Q08 and 18,523 million (basic) and 18,523 million (diluted) in 3Q07

(2)	Including copper interconnects

•	Overall revenue increased to $375.9 million in 3Q08, up 9.6% QoQ from $342.9 million in 2Q08 due to an increase in logic sales from 0.13 micron technology nodes and below; and down 3.9% YoY from $391.4 million in 3Q07.

•	Simplified ASP increased by 2.1% from $853 in 2Q08 to $871 in 3Q08.

•	Cost of sales increased to $348.7 million in 3Q08, up 8.3% QoQ from $322.1 million in 2Q08 due to the increase in wafer shipments.

•	Gross profit increased to $27.2 million in 3Q08, up 30.6% QoQ from $20.8 million in 2Q08 and down 35.6% YoY from $42.3 million in 3Q07.

•	Gross margins increased to 7.2% in 3Q08 from 6.1% in 2Q08.

•	Total operating expenses decreased to $40.5 million in 3Q08 from $60.8 million, a decrease of 33.4% QoQ primarily due to a decrease in both research & development expenses and general administrative expenses.

•	R&D expenses decreased to $17.8 million in 3Q08, down 52.7% from $37.7 million, primarily due to an increase in government subsidies received in 3Q08.

•	G&A expenses decreased to $10.8 million in 3Q08 from $13.3 million in 2Q08 primarily due to a decrease in legal expenses.

•	Selling & marketing expenses increased to $5.6 million in 3Q08, up 28.1% QoQ from $4.4 million in 2Q08, primarily due to certain tax expenses in connection with the selling activities.

Analysis of Revenue

Sales Analysis
		-	-
By Application	3Q08	2Q08	3Q07
Computer	5.4%	7.9%	22.7%
Communications	53.0%	51.1%	50.0%
Consumer	32.8%	32.4%	18.3%
Others	8.8%	8.6%	9.0%
By Service Type	3Q08	2Q08	3Q07

Logic(3)	87.4%	85.7%	66.8%
DRAM	2.3%	3.6%	23.6%
Management services	2.4%	2.6%	3.1%
Mask making, testing, others	7.9%	8.1%	6.5%

By Customer Type	3Q08	2Q08	3Q07

Fabless semiconductor companies	55.1%	54.6%	45.5%
Integrated device manufacturers (IDM)	26.1%	25.7%	40.0%
System companies and others	18.8%	19.7%	14.5%
By Geography	3Q08	2Q08	3Q07

North America	58.6%	55.1%	44.7%
Asia Pacific (ex. Japan)	34.6%	34.7%	26.4%
Japan	2.1%	3.6%	10.1%
Europe	4.7%	6.6%	18.8%
Wafer Revenue Analysis

By Technology (Logic, DRAM & copper interconnect only)	3Q08	2Q08	3Q07
0.09ìm	19.4%	18.4%	26.7%
0.13ìm	25.1%	22.9%	28.6%
0.15ìm	2.0%	2.1%	2.0%
0.18ìm	33.9%	37.7%	28.8%
0.25ìm	0.5%	0.6%	1.0%
0.35ìm	19.1%	18.3%	12.9%

By Technology (Logic Only)(1)	3Q08	2Q08	3Q07

0.09ìm	19.4%	16.4%	13.7%
0.13ìm (2)	23.2%	21.8%	22.7%
0.15ìm	2.0%	2.2%	2.7%
0.18ìm	35.0%	39.6%	41.0%
0.25ìm	0.5%	0.6%	1.4%
0.35ìm	19.9%	19.4%	18.5%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	3Q08	2Q08

Shanghai Mega Fab (8”)	88,000	86,000
Beijing Mega Fab (12”)	36,000	40,500
Tianjin Fab (8”)	30,000	28,000
Total monthly wafer fabrication capacity	154,000	154,500

Note:

• Wafers per month at the end of the period in 8” wafers

Shipment and Utilization

8” equivalent wafers	3Q08	2Q08	3Q07
Wafer shipments including copper interconnects	431,660	402,114	458,466

Utilization rate(1)	90.5%	92.2%	94.1%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 7.3% QoQ to 431,660 units of 8-inch equivalent wafers in 3Q08 from 402,114 units of 8-inch equivalent wafers in 2Q08, and down 5.8% YoY from 458,466 8-inch equivalent wafers in 3Q07.

•	Logic shipments increased by 9.9% QoQ to 396,169 units of 8-inch equivalent wafers in 3Q08 from 2Q08 and up 32.1% YoY from 3Q07.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q08	2Q08	QoQ	3Q07	YoY
Cost of sales	348,721	322,077	8.3%	349,148	-0.1%
Depreciation	165,641	153,783	7.7%	151,720	9.2%
Other manufacturing costs	176,329	160,938	9.6%	189,069	-6.7%
Deferred cost amortization	5,886	5,886		5,886
Share-based compensation	865	1,470	-41.2%	2,473	-65.0%
Gross Profit	27,224	20,842	30.6%	42,250	-35.6%

Gross Margin	7.2%	6.1%		10.8%

•	Cost of sales increased to $348.7 million in 3Q08, up 8.3% QoQ from $322.1 million in 2Q08.

•	Gross profit increased to $27.2 million in 3Q08, up 30.6% QoQ from $20.8 million in 2Q08 and down 35.6% YoY from $42.3 million in 3Q07.

•	Gross margins increased to 7.2% in 3Q08 from 6.1% in 2Q08.

Operating Expense Analysis

Amounts in US$ thousands	3Q08	2Q08	QoQ	3Q07	YoY
Total operating expenses	40,451	60,750	-33.4%	62,435	-35.2%
Research and development	17,838	37,684	-52.7%	25,906	-31.1%
General and administrative	10,761	13,328	-19.3%	23,836	-54.9%
Selling and marketing	5,578	4,356	28.1%	4,901	13.8%
Amortization of intangible assets	6,906	6,899	0.1%	7,751	-10.9%
(Income) Loss from disposal of properties	(632)	(1,517)	—	41	—

•	Total operating expenses decreased to $40.5 million in 3Q08 from $60.8 million, a decrease of 33.4% QoQ primarily due to a decrease in both research & development expenses and general administrative expenses.

•	R&D expenses decreased to $17.8 million in 3Q08, down 52.7% from $37.7 million primarily due to an increase in government subsidies received in 3Q08.

•	G&A expenses decreased to $10.8 million in 3Q08 from $13.3 million in 2Q08 due to a decrease in legal expenses.

•	Selling & marketing expenses increased to $5.6 million in 3Q08, up 28.1% QoQ from $4.4 million in 2Q08, primarily due to certain tax expenses in connection with the selling activities.

Other Income (Expenses)

Amounts in US$ thousands	3Q08	2Q08	QoQ	3Q07	YoY
Other expenses	(15,631)	(5,193)	201.0%	(4,342)	260.0%
Interest income	2,542	4,059	-37.4%	2,819	-9.8%
Interest expense	(11,088)	(15,279)	-27.4%	(14,791)	-25.0%
Other, net	(7,085)	6,027	—	7,629	—

•	Interest expense decreased in 3Q08 as compared to 2Q08 due to a lower average loan balance as well as an increase in the capitalized interest.

•	The increase in Other, net is due primarily to a a foreign exchange loss of $7.0 million related to non-operating activities recorded in 3Q08 as compared to a gain of $2.5 million in 2Q08. Combined with the foreign exchange gain from operating activities, the company recorded total foreign exchange loss of $4.6 million in 3Q08 as compared to a gain of $7.8 million in 2Q08.

Liquidity

Amounts in US$ thousands	3Q08	2Q08

Cash and cash equivalents	392,881	480,265
Restricted cash	3,000	91,130
Short term investments	50,646	32,326
Accounts receivable	285,874	262,418
Inventory	233,022	252,394
Others	72,272	64,767
Total current assets	1,037,695	1,183,300

Accounts payable	301,712	345,801
Short-term borrowings	212,600	242,908
Current portion of long-term debt	340,355	341,630
Others	177,736	159,958
Total current liabilities	1,032,403	1,090,297

Cash Ratio	0.3x	0.5x
Quick Ratio	0.7x	0.8x
Current Ratio	1.0x	1.1x

Capital Structure

Amounts in US$ thousands	3Q08	2Q08
Cash and cash equivalents	392,881	480,265
Restricted cash	3,000	91,130
Short-term investment	50,646	32,326

Current portion of promissory note	29,493	29,242
Promissory note	37,762	37,441

Short-term borrowings	212,600	242,908
Current portion of long-term debt	340,355	341,630
Long-term debt	692,131	695,292
Total debt	1,245,086	1,279,830

Shareholders’ equity	2,721,561	2,749,470

Total debt to equity ratio	45.7%	46.5%

Cash Flow

Amounts in US$ thousands	3Q08	2Q08
Net cash from operating activities	110,119	147,211
Net cash from investing activities	(162,773)	(320,120)
Net cash from financing activities	(34,668)	146,927
Net change in cash	(87,384)	(26,055)

Capex Summary

•	Capital expenditures for 3Q08 were $242 million.

•	Total capital expenditures for 2008 are expected to be around $790 million. The capital expenditure is incurred primarily for the expansion of 8-inch fab capacity, the conversion of the Beijing fab from DRAM to logic production and R&D activities.

•	We plan to hold back any capacity expansion in 2009 until we have more visibility of end-customer demands. Currently, the planned capex for 2009 is around $200 million.

Fourth Quarter 2008 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to decline 25% to 29% from 3Q08.

•	Operating expense as a percentage of revenue expected to be around the mid-teens.

•	Capital expenditure expected to be approximately $165 million to $195 million.

Recent Highlights and Announcements

•	SMIC Reiterates 2008 Third Quarter Revenue Guidance [2008-9-28]

•	SMIC S2/FAB 8 passes the ISO 27001 Information Security Management System Certification [2008-9-26]

•	SMIC 2008 Technology Symposium held in Shanghai [2008-9-19]

•	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2008 [2008-9-19]

•	Spansion Extends SMIC Agreement to Include 43nm MirrorBit ORNAND2 Technology [2008-8-21]

•	SMIC President and CEO Dr. Richard Chang to Run Anchor Leg of Beijing Economic and Technical Development Area Portion of Olympic Torch Relay [2008-8-8]

•	Telepath Collaborated with Infineon and SMIC to Successfully Enable Diverse Mobile TV Devices for the 2008 Summer Olympic Games [2008-8-4]

•	SMIC Reports Results for the Three Months Ended June 30, 2008 [2008-7-28]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	Sep 30, 2008	Jun 30, 2008
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$392,881,020	$480,265,390
Restricted Cash	3,000,000	91,129,665
Short term investments	50,645,536	32,325,653
Accounts receivable, net of allowances of
$4,697,378 and $4,491,881 at September 30, 2008 and
June 30, 2008, respectively	285,873,827	262,418,476
Inventories	233,022,657	252,393,858
Prepaid expense and other current assets	52,768,850	43,757,844
Receivable for sale of plant and equipment and other fixed assets	19,503,560	19,503,560
Assets held for sale	—	1,505,287
Total current assets	1,037,695,450	1,183,299,733

Land use rights, net	74,437,989	56,973,227
Plant and equipment, net	3,106,399,766	3,073,939,856
Acquired intangible assets, net	212,611,259	219,542,603
Deferred cost	52,977,956	58,864,395
Equity investment	11,444,506	9,570,309
Other long-term prepayments	2,379,500	2,431,307
Deferred tax assets	43,971,049	44,482,712
TOTAL ASSETS	$4,541,917,475	$4,649,104,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$301,711,981	$345,801,391
Accrued expenses and other current liabilities	147,725,420	130,233,266
Short-term borrowings	212,600,414	242,907,613
Current portion of promissory note	29,492,873	29,242,001
Current portion of long-term debt	340,355,129	341,630,053
Income tax payable	517,682	482,264
Total current liabilities	1,032,403,499	1,090,296,588

Long-term liabilities:
Promissory note	37,762,091	37,440,879
Long-term debt	692,131,401	695,291,528
Long-term payables relating to license agreements	28,037,163	43,488,864
Deferred tax liabilities	621,029	621,029
Total long-term liabilities	758,551,684	776,842,300

Total liabilities	$1,790,955,183	$1,867,138,888

Minority interest	$29,401,201	$32,495,675

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET
(In US dollars)

Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
18,619,884,481 and 18,592,920,335 at September 30, 2008
and June 30, 2008, respectively	7,447,954	7,437,168
Additional paid-in capital	3,323,364,177	3,320,932,081
Accumulated other comprehensive loss	(199,305)	(137,073)
Accumulated deficit	(609,051,735)	(578,762,598)
Total stockholders’ equity	2,721,561,091	2,749,469,578

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,541,917,475	$4,649,104,142

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	Sep 30, 2008	June 30, 2008
	(unaudited)	(unaudited)
Sales	$375,944,833	$342,919,148
Cost of sales	348,720,498	322,076,702
Gross profit	27,224,335	20,842,446

Operating expenses:
Research and development	17,838,076	37,684,073
General and administrative	10,760,722	13,328,153
Selling and marketing	5,578,365	4,356,161
Amortization of acquired intangible assets	6,906,344	6,898,279
Income from sale of plant and equipment and other fixed assets	(632,029)	(1,516,754)
Total operating expenses	40,451,478	60,749,912

Loss from operations	(13,227,143)	(39,907,466)
Other income (expenses):
Interest income	2,541,743	4,058,901
Interest expense	(11,087,893)	(15,279,685)
Foreign currency exchange (loss) gain	(7,022,913)	2,478,287
Other income, net	(62,216)	3,549,159
Total other expenses, net	(15,631,279)	(5,193,338)

Net loss before income tax, minority interest and loss from equity investment	(28,858,422)	(45,100,804)
Income tax expense	(4,499,387)	(2,046,464)
Minority interest	3,094,474	1,602,964
Loss from equity investment	(25,803)	(85,122)
Net loss	$(30,289,138)	$(45,629,426)

Net loss per share, basic	(0.0016)	(0.0025)
Net loss per ADS, basic	(0.0814)	(0.1227)
Net loss per share, diluted	(0.0016)	(0.0025)
Net loss per ADS, diluted	(0.0814)	(0.1227)
Ordinary shares used in calculating basic loss per ordinary share	18,612,441,880	18,589,202,067

Ordinary shares used in calculating diluted loss per ordinary share	18,612,441,880	18,589,202,067

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	Sep 30, 2008	June 30, 2008
	(unaudited)	(unaudited)
Operating activities
Net loss	$(30,289,138)	$(45,629,426)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Minority interest	(3,094,474)	(1,602,964)
Deferred tax	511,663	(6,223,931)
Gain on disposal of plant and equipment	(632,029)	(1,516,754)
Depreciation and amortization	188,387,781	187,912,371
Amortization of acquired intangible assets	6,931,344	6,898,279
Share-based compensation	2,368,706	3,293,295
Non cash interest expense on promissory notes	1,522,485	1,839,073
Loss from equity investment	25,803	85,122
Changes in operating assets and liabilities:
Accounts receivable, net	(23,455,351)	21,513,042
Inventories	19,371,201	(36,234,839)
Prepaid expense and other current assets	(9,608,778)	(6,011,332)
Accounts payable	(57,377,721)	33,225,078
Accrued expenses and other current liabilities	15,422,174	(10,301,330)
Income tax payable	35,418	(34,187)
Net cash provided by operating activities	110,119,084	147,211,497

Investing activities:
Purchase of plant and equipment	(220,937,580)	(204,346,529)
Proceeds from disposal of plant and equipment	3,920,056	9,157
Proceeds received from sale of assets held for sale	1,004,594	642,452
Purchases of acquired intangible assets	(14,670,000)	(22,443,824)
Purchase of short-term investments	(154,185,792)	(94,846,471)
Purchase of equity investment	(1,900,000)	—
Sale of short-term investments	135,865,909	91,994,718
Change in restricted cash	88,129,665	(91,129,665)
Net cash used in investing activities	(162,773,148)	(320,120,162)

Financing activities:
Proceeds from short-term borrowing	84,680,413	208,437,613
Proceeds from long-term debt	—	227,024,023
Repayment of promissory notes	—	(15,000,000)
Repayment of long-term debt	(4,435,051)	(170,780,962)
Repayment of short-term debt	(114,987,613)	(103,000,000)
Proceeds from exercise of employee stock options	74,176	246,496
Net cash (used in) provided by financing activities	(34,668,075)	146,927,170

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

Effect of exchange rate changes	(62,231)	(73,428)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(87,384,370)	(26,054,923)
CASH AND CASH EQUIVALENTS, beginning of period	480,265,390	506,320,313
CASH AND CASH EQUIVALENTS, end of period	392,881,020	480,265,390

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
October 29, 2008